SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BESPOKE EXTRACTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

08634Q109

(CUSIP Number)

Danil Pollack

c/o Bespoke Extracts, Inc.

323 Sunny Isles Blvd., Suite 700

Sunny Isles, FL 33160

855-633-3738

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 08634Q109	13D

1	NAME OF REPORTING PERSONS Danil Pollack
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
	7	SOLE VOTING POWER

		99,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		99,000,000
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.3%*
14	TYPE OF REPORTING PERSON

IN

*	Represents the percentage ownership based on 209,389,621 shares of common stock of Bespoke Extracts, Inc. (the “Issuer”) outstanding as of November 11, 2020. Under applicable regulations, a person is deemed to have beneficial ownership of any shares of common stock which he may acquire within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Danil Pollack (the “Reporting Person”) beneficially owns 99,000,000 shares of the Issuer’s common stock, which represents 47.3% of the Issuer’s issued and outstanding common stock. The Reporting Person also beneficially owns the Company’s 1 outstanding share of Series C Preferred Stock, which provides the Reporting Person with 51% of the total voting power of the Company’s stockholders.

(b)	The Reporting Person has sole voting and dispositive power over 99,000,000 shares of common stock of the Issuer.

(c)	On November 10, 2020, the Issuer entered into an exchange agreement with the Reporting Person. Pursuant to the exchange agreement, the Reporting Person exchanged an outstanding promissory note of the Issuer in the outstanding principal amount of $150,000 for 15,000,000 newly issued shares of common stock of the Issuer. Other than as reported herein, the Reporting Person has not effected any transactions in securities of the Issuer during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 99,000,000 shares of common stock reported in Item 5(a).

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 16, 2020	/s/ Danil Pollack
Danil Pollack

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